Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES FIRST QUARTER 2014 RESULTS AND UPWARDLY REVISED
2014 GUIDANCE FOR PRODUCTION AND FUNDS FLOW FROM OPERATIONS

May 8, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended March 31, 2014. The Company also announces that its unaudited financial statements and management’s discussion and analysis for the quarter ended March 31, 2014, will be available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point’s website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS
	Three months ended March 31
(Cdn$000s except shares, per share and per boe amounts)	2014	2013	% Change
Financial
Funds flow from operations (1)	580,096	455,943	27
Per share (1) (2)	1.45	1.20	21
Net income (loss)	30,890	(1,612)	(2,016)
Per share (2)	0.08	-	-
Operating income (1)	206,074	114,345	80
Per share (1) (2)	0.52	0.30	73
Dividends paid or declared	278,276	267,886	4
Per share (2)	0.69	0.69	-
Payout ratio (%) (1) (3)	48	59	(11)
Per share (%) (1) (2) (3)	48	58	(10)
Net debt (1)	2,309,906	1,957,964	18
Net debt to funds flow from operations (1) (4)	1.1	1.2	(8)
Capital acquisitions (net) (5)	33,286	22,115	51
Development capital expenditures (6)	570,427	532,715	7
Decommissioning and environmental expenditures (6)	13,394	4,273	213
Weighted average shares outstanding (mm)
Basic	396.8	378.3	5
Diluted	399.0	379.6	5
Operating
Average daily production
Crude oil and NGLs (bbls/d)	118,987	106,519	12
Natural gas (mcf/d)	69,558	66,865	4
Total (boe/d)	130,580	117,663	11
Average selling prices (7)
Crude oil and NGLs ($/bbl)	92.70	80.34	15
Natural gas ($/mcf)	5.78	3.57	62
Total ($/boe)	87.55	74.76	17
Netback ($/boe)
Oil and gas sales	87.55	74.76	17
Royalties	(15.38)	(14.07)	9
Operating expenses	(12.56)	(12.07)	4
Transportation	(2.15)	(2.03)	6
Netback prior to realized derivatives	57.46	46.59	23
Realized loss on derivatives	(4.81)	(0.42)	1,045
Netback (1)	52.65	46.17	14
(1)
Funds flow from operations, operating income, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Please refer to the Non-GAAP Financial Measures section of this press release for further information.

(2)	The per share amounts (with the exception of per share dividends) are the per share – diluted amounts.
(3)	Payout ratio is calculated as dividends paid or declared (including the value of dividends paid pursuant to the Company’s dividend reinvestment plans) divided by funds flow from operations.
(4)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(5)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.
(6)	Decommissioning and environmental expenditures includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(7)	The average selling prices reported are before realized derivatives and transportation charges.

FIRST QUARTER 2014 HIGHLIGHTS

In first quarter 2014, Crescent Point continued to implement its dual-track growth plan of advancing its cemented liner completions technology and expanding its waterflood programs to shallow corporate declines and increase ultimate reserve recoveries.

•
Crescent Point achieved a new production record in first quarter and averaged 130,580 boe/d, which was weighted 91 percent to light and medium crude oil and liquids. This represents an increase of more than 12,900 boe/d and production per share growth of approximately six percent over first quarter 2013.

•
During the quarter, the Company spent $415.7 million on drilling and development activities, drilling 214 (173.6 net) oil wells with a 100 percent success rate. Drilling and development expenditures were approximately 10 percent under budget while production levels in the quarter were approximately five percent over budget. Crescent Point also spent $154.7 million on land, seismic and facilities, for total development capital expenditures of $570.4 million.

•
Crescent Point generated record funds flow from operations of $580.1 million ($1.45 per share – diluted) in first quarter 2014, representing a 27 percent increase over first quarter 2013 funds flow from operations of $455.9 million ($1.20 per share – diluted). Funds flow from operations was driven by strong operating netbacks prior to realized derivatives of $57.46 per boe and better than expected production.

•
As a result of the Company’s strong performance to date, Crescent Point is upwardly revising its 2014 guidance for production and funds flow from operations, while keeping estimated capital expenditures for the year unchanged at $1.775 billion. Crescent Point’s average daily production in 2014 is expected to increase to 134,000 boe/d from 133,000 boe/d and its funds flow from operations for 2014 is expected to be approximately $2.4 billion ($5.85 per share – diluted), up from $2.38 billion ($5.79 per share – diluted).

•
Subsequent to the quarter, on April 14, 2014, Crescent Point announced the delineation of a significant Torquay discovery at Flat Lake in southeast Saskatchewan. In just 12 months, the Company grew net Torquay production from zero to approximately 5,100 boe/d. The Torquay discovery is an extension of the Company’s Three Forks resource play in North Dakota. In 2013, the Company added proved plus probable reserves of 11.2 mmboe at Flat Lake in the Torquay and Bakken formations combined. Crescent Point’s wells in the area have high rates of return, in part due to significantly lower capital costs relative to similarly drilled wells in North Dakota.

•
Also subsequent to the quarter, on April 23, 2014, Crescent Point announced that it had entered into an arrangement agreement to acquire all of the issued and outstanding shares of CanEra Energy Corp. (“CanEra”), a privately held southeast Saskatchewan oil and gas producer. The CanEra assets (the “CanEra Assets”) include more than 260 net sections of land with Torquay potential, of which 60 net sections are in Crescent Point’s core Flat Lake area, and production of approximately 10,000 boe/d. Following the completion of the CanEra arrangement, Crescent Point will have exposure to more than 880 net sections of land with Torquay potential, of which 280 net sections are in the core Flat Lake area. Total consideration for CanEra is approximately $1.1 billion.

•
Crescent Point maintained consistent monthly dividends of $0.23 per share, totaling $0.69 per share, for first quarter 2014. This is unchanged from $0.69 per share paid in first quarter 2013. On an annualized basis, the first quarter dividend equates to a yield of seven percent, based on a volume weighted average quarterly share price of $39.30. The Company also achieved a payout ratio of 48 percent, which is among the lowest in Company history.

•	The Company’s balance sheet remains strong, with projected average net debt to cash flow of approximately 1.1 times and significant unutilized credit capacity.

•
Crescent Point continues to aggressively hedge its oil production to capitalize on the current high commodity price environment. As at April 29, 2014, the Company had hedged 65 percent of its oil production, net of royalty interest, for the remainder of 2014. The Company had also hedged 34 percent, 19 percent and 4 percent of its oil production, net of royalty interest, for 2015, 2016 and the first half of 2017, respectively. Average quarterly hedge prices range from Cdn$90 per bbl to Cdn$94 per bbl. The Company also has an average of greater than 15,000 bbl/d of WTI oil differentials locked in for the remainder of 2014. Crescent Point’s hedges provide upside participation when oil prices increase while also providing a steady cash flow.

•	On January 22, 2014, Crescent Point’s shares opened for trading on the New York Stock Exchange (“NYSE”), under the symbol “CPG”. KCG Americas LLC is the Designated Market Maker for the Company.

•
On March 17, 2014, Crescent Point announced the appointment of Robert Heinemann to its board of directors. Mr. Heinemann is the former President and CEO of Berry Petroleum Company, a role he held from 2004 until 2013, and a former vice president of Halliburton Company and Mobil Corporation.

OPERATIONS REVIEW

First Quarter Operations Summary

Crescent Point achieved a new production record in first quarter and averaged 130,580 boe/d. This represents an increase of more than 12,900 boe/d and production per share growth of approximately six percent over first quarter 2013. The Company’s strong organic production performance during the quarter was driven by its successful drilling program, strong results from the Torquay play at Flat Lake and the Company’s ongoing success with waterfloods and cemented liner completion techniques.

Drilling Results

The following table summarizes our drilling results for the three months ended March 31, 2014:

Three months ended March 31, 2014	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	124	-	2	4	130	109.4	100%
Southeast Saskatchewan	-	42	-	1	-	43	41.5	100%
Alberta and West Central SK	-	22	-	2	-	24	17.6	100%
United States (1)	-	26	-	-	-	26	11.8	100%
Total	-	214	-	5	4	223	180.3	100%

(1)   The net well count is subject to final working interest determination.

Southeast Saskatchewan and Manitoba

In first quarter, Crescent Point continued to successfully execute its large capital program in southeast Saskatchewan and Manitoba. Successful results in the Company’s Viewfield Bakken and Flat Lake resource plays in southeast Saskatchewan continue to be strong drivers of Crescent Point’s organic production growth.

The Company is especially pleased with results to date in its Torquay discovery. In just 12 months, the Company grew net Torquay production from zero to approximately 5,100 boe/d.  Crescent Point has identified more than 480 low-risk Torquay drilling locations on its lands, including the CanEra Assets. With more than 880 net sections of land with Torquay potential, of which 280 net sections are in the Company’s core Flat Lake area, Crescent Point believes there is significant potential upside in the play. Crescent Point’s plans for the Torquay play at Flat Lake in 2014 include the drilling of approximately 45 net wells, 11 (10.6 net) of which were oil wells drilled in first quarter, and initiating construction of a gas plant that is expected to be operational in 2015. The Company also recently commissioned a new battery in the Flat Lake area to accommodate increasing production volumes.

During first quarter, Crescent Point drilled 78 (72.9 net) oil wells in the Viewfield Bakken resource play. The Company continues to refine its one-mile, 25-stage cemented liner completion technique and its waterflood program in the play, which are driving strong rates of return. The Company has grown volumes that are positively affected by waterfloods to more than 15,000 bbl/d and plans to double both the number of water injection wells and the volumes affected by waterfloods in the play over the next two years. To put the Company’s significant waterflood program into perspective, the two largest pools in western Canada, the Weyburn Midale pool and the Pembina Cardium pool, are producing approximately 30,000 bbl/d and 60,000 bbl/d, respectively. Crescent Point’s waterfloods are expected to ultimately lower production declines and improve rates of return on adjacent producing oil wells. Based on results to date, the Company estimates it has reduced decline rates by up to 10 percent in waterflood-affected areas compared to areas not under waterflood.

In early second quarter 2014, the Company commissioned its newly expanded Viewfield gas plant. The expansion, which increased capacity by 40 percent to 42 mmscf/d, is expected to accommodate Crescent Point’s growing production volumes in the Viewfield Bakken resource play.

During first quarter, the Company drilled 8 (7.4 net) oil wells in the Manitoba Bakken resource play. The Company is pursuing waterflood unitization to initiate its first waterflood in the area in 2014 and is currently building a battery in the area to accommodate increased production.

Also during first quarter, the Company drilled 27 (13.7 net) oil wells in other areas of southeast Saskatchewan.

Southwest Saskatchewan

Crescent Point continued to expand its waterflood program in the Lower Shaunavon resource play during first quarter. In total, Crescent Point currently has 21 water injection wells operating in the Lower Shaunavon zone. In 2014, the Company plans to double the amount of water injection wells operating in the play, to apply for approval of its second Shaunavon unit and to expand its Upper Shaunavon waterflood pilot. Crescent Point continues to be pleased with production performance in both its Lower and Upper Shaunavon waterflood projects. Based on results to date, the Company estimates it has reduced decline rates by up to 10 percent in waterflood-affected areas compared to areas not under waterflood.

During first quarter, the Company drilled 41 (40.0 net) oil wells in Shaunavon and has 142 net oil wells planned for 2014. As the Company continues with the largest Shaunavon drilling program in Company history, it will continue to refine its cemented liner completion technology. Crescent Point believes using 25-stage cemented liner completions should ultimately lead to positive technical reserve additions on its remaining booked drilling inventory and existing producing wells in the future. In 2014, the Company also plans to drill 90 net wells from pad locations that allow Crescent Point to drill up to three net wells per pad location, as opposed to one net well. The drilling of more wells from these pad locations should result in capital expenditure savings through cost optimizations.

The Company also drilled 1 (0.5 net) oil well in Battrum, where it achieved another production record in its operated units since acquiring the properties in early 2006.

Also during the quarter, Crescent Point completed construction of two oil storage tanks with 120,000 barrels of total storage. The tanks facilitate railcar loading at the Company’s crude-by-rail terminal at Dollard and provide Crescent Point with operational flexibility.

South/Central Alberta and West Central Saskatchewan

The Company and its partner continue to inject water into their first waterflood pilot in the Beaverhill Lake play and plan to expand the pilot in third quarter 2014. The Company has also received regulatory approval for its first operated waterflood pilot in the play. Water injection in this pilot is expected to begin in third quarter 2014.

Crescent Point expects to begin its 2014 Viking drilling program in Dodsland in July.

United States

Crescent Point continues to be pleased with results to date in the Uinta Basin. The Company’s recompletion program to access bypassed pay is ongoing, along with the testing of various new completions techniques in the area to further increase fracture stimulation efficiency and improve production rates and ultimate recoveries. Crescent Point expects to drill four operated horizontal wells in the Uinta Basin later this year and, based on successful results to date in the area, may also increase its capital expenditures plans.

The permitting process for a 3-D seismic program covering a large portion of the Company’s operated lands in the Randlett area continues. Subsequent to the quarter, Crescent Point received state regulatory approval for a second waterflood injection pilot in the Randlett area of the Uinta Basin. Water injection in both pilots is expected to begin in 2015.

Rail operations in Utah have allowed the Company to broaden the market for Uinta Basin crude beyond the Salt Lake City refining market. Crescent Point’s permanent rail-loading site in Utah is now fully operational, with capacity of approximately 10,000 bbl/d and the capability to increase volumes in the future.

ACQUISITIONS

On April 23, 2014, Crescent Point announced it has entered into an arrangement agreement to acquire all of the issued and outstanding shares of CanEra, a privately held southeast Saskatchewan oil and gas producer with a large Torquay land position and low-decline production of approximately 10,000 boe/d. The CanEra Assets include a significant Torquay land position of more than 260 net sections of land with Torquay potential, including 60 net sections in Crescent Point’s core Flat Lake area. Upon completion of the acquisition, Crescent Point will have exposure to more than 880 net sections of land with Torquay potential, including more than 280 net sections of core Flat Lake land. The acquisition is expected to close on or about May 15, 2014.

The CanEra acquisition is expected to generate significant free cash flow of approximately $180 million in 2015, assuming a WTI oil price of US$100 and an estimated annual decline rate of approximately 16 percent. The CanEra Assets complement the Company’s successful waterflood programs in the Bakken and Shaunavon and are expected to lower the Company’s total payout ratio by seven percent in 2015. CanEra is the largest remaining working-interest partner in Crescent Point’s Viewfield Bakken waterflood project.

OUTLOOK AND UPWARDLY REVISED 2014 GUIDANCE FOR PRODUCTION AND FUNDS FLOW FROM OPERATIONS

Crescent Point continues to implement its dual-track growth plan of advancing its cemented liner completions technology and expanding its waterflood programs to shallow corporate declines and increase ultimate reserve recoveries.

Crescent Point’s active drilling program and its focus on advancing its waterflood programs and cemented liner completion techniques drove the Company’s record production in first quarter 2014. These results speak to the success of the Company’s dual-track growth plan, which allows Crescent Point to grow production at a steady pace while lowering well costs and decline rates.

“I’d like to take this opportunity to thank our technical teams, field staff and service providers for their contributions over the past several years and for delivering another strong quarter,” said Scott Saxberg, president and CEO of the Company. “For the first time in our company’s history, in first quarter we were recognized within the industry for having drilled the most metres in western Canada in a quarter. By the end of this year, we will have drilled and fracture stimulated more than 2,700 multi-stage horizontal wells as a company. That level of experience provides a significant technical advantage for us, which we are always looking to leverage across our asset base.”

As announced subsequent to first quarter 2014, Crescent Point has delineated a large Torquay discovery in southeast Saskatchewan, which is an extension of the Company’s Three Forks resource play in North Dakota. Assuming the successful completion of the CanEra acquisition on or about May 15, 2014, Crescent Point’s exposure to land with Torquay potential will total more than 880 net sections, of which more than 280 net sections are in the Company’s core Flat Lake area and more than 600 net sections are exploratory land. The Company is excited about the development of its Torquay lands, as it believes the play will add significant value over time.

“The Torquay is a great addition to our portfolio of high-quality resource plays,” said Saxberg. “It is at an early stage of delineation and we are excited about the potential scale and economics of the play.”

For the rest of 2014, Crescent Point plans to develop its high rate-of-return, low-risk inventory across its asset base and to continue to advance its waterflood programs and cemented liner completions. The Company has successfully applied waterfloods with multi-stage fractured wells in all of its major Canadian oil fields and believes these programs will continue to lower decline rates and increase recovery factors over time. As such, the Company’s future plans include the expansion of its Bakken and Shaunavon waterflood programs in Saskatchewan, and the initiation of a waterflood program in the Uinta Basin in Utah in early 2015.

As a result of the Company’s strong performance to date, Crescent Point is upwardly revising its 2014 guidance for production and funds flow from operations. Crescent Point’s average daily production in 2014 is expected to increase to 134,000 boe/d from 133,000 boe/d and its funds flow from operations for 2014 is expected to be approximately $2.4 billion ($5.85 per share – diluted), up from $2.38 billion ($5.79 per share – diluted). The Company’s revised guidance does not include any changes to its spring break-up estimate.

Crescent Point continues to protect its future cash flow and to preserve its balance sheet strength by aggressively hedging its oil production. As at April 29, 2014, the Company had hedged 65 percent of its oil production, net of royalty interest, for the remainder of 2014. The Company had also hedged 34 percent, 19 percent and 4 percent of its oil production, net of royalty interest, for 2015, 2016 and the first half of 2017, respectively. Average quarterly hedge prices range from Cdn$90 per bbl to Cdn$94 per bbl. Crescent Point’s hedges provide upside participation when oil prices increase while also providing a steady cash flow.

The Company also has an average of greater than 15,000 bbl/d of WTI oil differentials locked in for the remainder of 2014. These differential hedges provide a measure of stability to volatile North American oil price differentials. The corporate oil price differential for full year 2014 is forecast at 13 percent of WTI, which reflects the current market environment and Crescent Point’s existing differential hedges.

The Company’s balance sheet remains strong, with projected average net debt to cash flow of approximately 1.1 times and significant unutilized credit capacity. The Company continues to be disciplined in its approach to capital spending, acquisition opportunities and balance sheet management.

Crescent Point’s management believes that with the Company’s high-quality reserve base and low-risk development drilling inventory, excellent balance sheet and solid risk management program, the Company is well-positioned to continue generating strong operating and financial results through 2014 and beyond.

2014 GUIDANCE

The Company’s upwardly revised guidance for 2014 is as follows and assumes the successful completion of the CanEra arrangement on or about May 15, 2014:

Production	Prior	Revised
Oil and NGL (bbls/d)	121,300	122,300
Natural gas (mcf/d)	70,200	70,200
Total (boe/d)	133,000	134,000
Exit (boe/d)	145,000	145,000
Annualized fourth quarter funds flow from operations ($000) (1)	2,680,000	2,695,000
Funds flow from operations ($000)	2,380,000	2,400,000
Funds flow per share – diluted ($)	5.79	5.85
Cash dividends per share ($)	2.76	2.76
Capital expenditures (2)
Drilling and completions ($000)	1,445,000	1,445,000
Facilities, land and seismic ($000)	330,000	330,000
Total ($000)	1,775,000	1,775,000
Pricing
Crude oil – WTI (US$/bbl)	100.00	100.00
Crude oil – WTI (Cdn$/bbl)	111.11	111.11
Corporate oil differential (%)	13	13
Natural gas – AECO (Cdn$/mcf)	4.65	4.65
Exchange rate (US$/Cdn$)	0.90	0.90

(1)   Annualized fourth quarter funds flow from operations is fourth quarter funds flow from operations multiplied by four.
(2)   The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS

Scott Saxberg
President and Chief Executive Officer
May 8, 2014

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms “funds flow from operations”, “funds flow from operations per share – diluted”, “operating income”, “operating income per share – diluted”, “net debt”, “net debt to funds flow from operations”, “netback”, “payout ratio” and “payout ratio per share – diluted”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. Management believes that these non-GAAP financial measures provide increased transparency.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share – diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended March 31
($000s)	2014	2013	% Change
Cash flow from operating activities	574,136	459,239	25
Changes in non-cash working capital	(7,490)	(10,454)	(28)
Transaction costs	289	3,414	(92)
Decommissioning expenditures	13,161	3,744	252
Funds flow from operations	580,096	455,943	27

Operating income is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes and unrealized gains or losses on long-term investments. Operating income per share – diluted is calculated as operating income divided by the number of weighted average diluted shares outstanding. Management utilizes operating income to present a measure of financial performance that is more comparable between periods. Operating income as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to operating income:

	Three months ended March 31
($000s)	2014	2013	% Change
Net income (loss)	30,890	(1,612)	(2,016)
Amortization of E&E undeveloped land	66,437	69,467	(4)
Unrealized derivative losses	136,184	78,175	74
Unrealized foreign exchange loss on translation of US dollar senior guaranteed notes	40,941	14,236	188
Unrealized gain on long-term investments	(3,618)	(3,636)	-
Deferred tax relating to adjustments	(64,760)	(42,285)	53
Operating income	206,074	114,345	80

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

The following table reconciles long-term debt to net debt:

($000s)	March 31, 2014	March 31, 2013	% Change
Long-term debt	2,022,124	1,661,599	22
Accounts payable and accrued liabilities	850,406	734,890	16
Dividends payable	91,562	87,573	5
Cash	(14,667)	-	-
Accounts receivable	(419,131)	(354,395)	18
Prepaids and deposits	(12,342)	(7,151)	73
Long-term investments	(77,847)	(88,542)	(12)
Excludes:
Equity settled component of dividends payable	(26,088)	(59,598)	(56)
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(104,111)	(16,412)	534
Net debt	2,309,906	1,957,964	18

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Payout ratio and payout ratio per share – diluted are calculated on a percentage basis as dividends paid or declared (including the value of dividends issued pursuant to the Company’s dividend reinvestment plan) divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Reserves Data

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

The reserve data provided in this news release presents only a portion of the disclosure required under National Instrument 51-101. All of the required information is contained in the Company’s Annual Information Form for the year ended December 31, 2013, which is available on SEDAR (accessible at www.sedar.com) and EDGAR (accessible at www.sec.gov/edgar.shtml).

Forward-Looking Statements

Any “financial outlook” or “future oriented financial information” in the press release, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and “forward looking information” for the purposes of Canadian securities regulation. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, inter alia, to the following: corporate strategy and financial and operational results; the performance characteristics of Crescent Point’s oil and natural gas properties; anticipated funds flow from operations and oil and natural gas production levels; expected capital expenditure levels and how such expenditures are expected to be funded; implementation of a 3-D seismic program at Randlett; drilling programs; the future cost to drill wells, including anticipated cost savings associated therewith; the initiation and ongoing development of planned and existing waterflood programs; the expected impact of waterfloods on corporate declines and reserves; the expected impact of the conversion of producing wells to water injection wells in Viewfield Bakken on production declines, recovery and rates of return on adjacent wells; anticipated waterflood pilot and unit approval applications; the anticipated impact of refined cemented liner completion techniques on recovery factors and reserve additions; anticipated future improvements in the Company’s completion technologies; the anticipated impact of technological advancements on the value of the Company’s development inventory; the anticipated closing and impacts of the CanEra arrangement; expectations of the Torquay lands; the quantity of Crescent Point’s oil and natural gas reserves and anticipated future cash flows from such reserves; projections of commodity prices and costs; supply and demand for oil and natural gas; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; expected debt levels and credit facilities; battery, gas plant, facility expansion, battery additions and tank construction plans, and the anticipated timing of completion thereof; expected deliveries by rail; the addition of rail loading facilities, including in Utah and the transfer of equipment and staff to a permanent site in Utah; dividend levels; capital expenditures; exchange rates; and treatment under governmental regulatory regimes and the state of certain governmental approvals.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook”, and in the Management’s Discussion and Analysis for the period ended March 31, 2014, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during the year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for the year.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Crescent Point is one of Canada’s largest light and medium oil producers, with a market capitalization of more than CDN$18 billion and an annual dividend of CDN$2.76 per share.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President, Marketing and Investor Relations.

Telephone:	(403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6